Exhibit 99.1

ALAMOS GOLD INC.

TSX.AGI—NYSE:AGI

June 7, 2013

To:	The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Alamos Gold Inc. (the “Company”) held on June 6, 2013.

Total Shares Voted:	106,321,455
Total Shares Issued and Outstanding:	127,527,786
Total Percentage of Shares Voted:	83.37%

1.	Determination of the Number of Directors – FOR: 98.14%

According to proxies received and vote by show of hands, the number of directors was determined at six.

2.	Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

Name of Nominee	Vote For	%	Withhold Vote	%
Mark Wayne	88,043,161	83.88	16,924,234	16.12
John A. McCluskey	104,923,813	99.96	43,582	0.04
Kenneth G. Stowe	104,001,943	99.08	965,452	0.92
David Gower	104,083,303	99.16	884,092	0.84
Paul J. Murphy	104,931,260	99.97	36,135	0.03
Anthony Garson	104,491,134	99.55	476,261	0.45

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com

3.	Appointment and Compensation of Auditors – FOR: 99.49%

According to proxies received and vote by show of hands, Ernst & Young, LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5

Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801

www.alamosgold.com